

January 11, 2013

Via E-mail
Scott F. Smith, Esq.
Covington & Burling LLP
620 Eighth Avenue
New York, NY 10018-1405

> **Re: SandRidge Energy, Inc.**
> **Revised Preliminary Consent Revocation Statement on Schedule 14A**
> **Filed January 7, 2013**
> **File No. 001-33784**

Dear Mr. Smith:

We have reviewed the above filing and related response letter and have the following additional comments.

1.   We note your response to prior comment 1. Please provide us a formal opinion of counsel, supported by appropriate legal analysis, that (i) the written consents received on December 19, 2012 relating to shares of the Company's common stock beneficially owned by Tom L. Ward and Tom L. Ward IRA, are valid under Delaware law and (ii) if so valid, whether such consents are the earliest dated consents within the meaning of Section 228 of the DGCL for purposes of determining the 60-day period within which stockholders must deliver a sufficient number of unrevoked consents to adopt the proposals set forth in TPG-Axon's yet-to-be-filed definitive consent statement and related consent card. The analysis should include an explanation of how you were able to reach such conclusion with respect to clause (ii) above given that the written consents received on December 19 were not furnished by TPG-Axon and do not mirror all the proposals contained on TPG-Axon's form of consent and could not mirror such proposals until the definitive consent statement containing the final form of consent was filed with the Commission.

2.   Please revise the proxy statement to disclose (i) that the written consents referenced in your response to prior comment 1 relate to shares beneficially owned by Tom L. Ward, the Chairman and Chief Executive Officer of the Company, and Tom L. Ward IRA, (ii) the number of such shares associated with such consents and (iii) why Mr. Ward would submit consents consenting to his own removal from the Company's board of directors.

Scott F. Smith, Esq.
Covington & Burling LLP
January 11, 2013
Page 2

The approval of the TPG-Axon Consent Proposals…, page 7

3.   We note your response to prior comment 10. Please revise the second bullet point to clarify the phrase "possible repayment" by disclosing the information included in your response.

4.   We note that in response to the closing paragraphs of our letter dated January 4, 2013, Covington & Burling LLP, and not the Company, provided the requested statement. Please provide a written statement executed by the Company acknowledging each of the three bullet points in the closing paragraphs of our January 4 letter.

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Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions